Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the year ended December 31, 2004

The following discussion and analysis of the operations, results and financial position of Berkley Resources Inc. (the “Company”) for the year ended December 31, 2004 should be read in conjunction with the December 31, 2004 Annual Financial Statements and the related notes. The effective date of this report is April 22, 2005.

Forward Looking Statements

Except for historical information, the Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Description of Business

The Company’s principal business activities are the acquisition, development, exploration, production and marketing of petroleum and natural gas reserves in Alberta and Saskatchewan. The Company also has real estate holdings. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol BKS.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental. An overview analysis by segment is as follows:

Oil and Gas

The Company’s continued commitment to prospect development has resulted in four new projects being brought to drill-ready stage, one of which (Brazeau) was drilled in 2004. The access to cash enjoyed by the Company and the quality of these four prospects has resulted in the Company’s decision to participate fully in the costs to drill two more of these prospects while farming-out a portion of the fourth. The Company’s decision to participate in drilling costs in whole or in part, or to farm-out some or all of the drilling costs, is influenced by management’s assessment of the risk to reward index each project offers. An otherwise cash strong industry resulting from sustained high prices for both oil and natural gas continues to provide a strong demand for farm-out opportunities, however that same demand limits the number of farm-in opportunities available to the Company. Accordingly, the Company will continue to develop new prospects for its own account.

The Company presently holds working interests in approximately 40 oil and gas wells in Alberta and Saskatchewan with its working interests ranging from 1% to 35%. Efforts will continue to purge the Company’s asset base of minor interest properties which will enable the Company to focus on higher interest opportunities. Generally the Company does not operate joint interest ventures; however Crossfield, Alberta is an exception where the Company holds the largest interest at 35%. Presently almost all of the Company’s production comes from seven discrete areas. Three are natural gas, three produce oil and one has a combination of oil and gas. Five areas have been producing for several years while two projects (one oil and one gas) are new developments.

Oil and Gas Industry Overview

Although 2004 saw a 32% increase in the average price paid for West Texas Intermediate (WTI) oil over that paid during 2003, natural gas prices did not track the substantial increase experienced for WTI benchmark oil. The steady average price received for natural gas during 2004 of about Cdn. $6.50 per thousand cubic feet (mcf) followed a 65% increase during 2003 over 2002. The 2002/2003 increase partially explains the limited change during 2004; however natural gas also competes with energy sources other than WTI oil. Regardless of cause, natural gas prices remained strong and steady throughout 2004 while oil prices soared to new heights.

Oil prices opened on January 1, 2004, at U.S. $32.78 per barrel for West Texas Intermediate (WTI) and rose steady throughout 2004 to close December 31, 2004 at U.S. $43.65. The average 2004 full year price for WTI was over U.S. $41.00 per barrel, compared to U.S. $31.00 for 2003 – a 32% increase year over year. Natural gas opened the year 2004 at Cdn. $6.38 per thousand cubic feet (mcf) and closed December 31, 2004 at Cdn. $6.30. The full year average for 2004 was about Cdn. $6.50 mostly unchanged over 2003. The first quarter 2005 has seen oil prices exceed U.S. $55.00 per barrel while natural gas prices have remained steady near Cdn. $7.00/mcf.

The combination of steady natural gas prices and very strong oil prices during 2004 again provided large amounts of unbudgeted cash flow to producers. This strong cash flow kept Income Trust Funds operating at a high activity level as it did for all senior producers. The inevitable shortage of available on-line production saw Income Trust Funds start the merger process as a means of maintaining production levels whereas junior and mid-sized firms turned to the drill bit to develop new reserves. This combination saw on-line production being purchased at very high prices, if and when available, and drilling and operating costs reaching record highs, if and when equipment and services were available. These pressures are expected to continue into 2005 which will call for diligent attention to forward planning by the Company and indeed all operators.

Overall, 2004 was highly active on several fronts. In many ways it was a difficult atmosphere in which to do business. Although 2005 has started off as a continuation of 2004 the Company is well positioned to operate in this dynamic milieu and to develop new opportunities from the grassroots.

Company Activity

The Company was successful with its 2004 plan to participate in drilling higher interest wells and to sell some of its lower interest properties. In the Brazeau Area of Alberta the Company paid 30% of the well costs to earn 19.50% working interest in a significant natural gas target. The well was completed as a producing gas well and was placed on production during the first quarter 2005. The Company has one smaller interest (6.67%) gas prospect and two additional high-interest, drill-ready projects – one natural gas and one oil – both to be drilled in 2005. The Company holds 35% W.I. in the natural gas prospect and 27.50% interest in the oil prospect. Both can be drilled during the less-busy part of the year making drilling and service equipment costs available at more reasonable rates. Specific projects include:

(a) Leduc Area, Alberta

The Wabamun (D-1) gas well “MEC Leduc 11-33-49-26 W4M” has been tied-in and on production since August 6, 2004 at 1.4 million cubic feet per day (1.4 mmcf/d). The Company participated for its 6.67% share to acquire two additional sections adjoining the producing section 33. Berkley holds 6.00% W.I. in the 11-33 gas well through payout, reducing then to 4.00%. Additional wells will be drilled/tested on the acquired lands during the 2nd quarter 2005. This project is expected to make a meaningful contribution to the Company’s cash flow in 2005.

(b) Crossfield Area, Alberta

This natural gas prospect located 50 miles north of Calgary is now ready to drill. The location has been surveyed and the surface lease acquired. Formal licensing procedures will take six weeks to six months to complete as this is a “sour-gas” prospect. Berkley holds 35% working interest in this project, which has as its primary objective, natural gas in the Crossfield formation at a depth of approximately 9,800 feet. Test well drilling costs are estimated at $2,500,000. Berkley’s 35% share will be about $875,000.

(c) Brazeau Area, Alberta

This 11,500’ Nisku formation natural gas well located at 5-13-46-13 W5M in west-central Alberta was spuded on September 14, 2004 and drilled and cased to total depth. The drilling rig was released from contract on November 14, 2004. The “5-13 well” tested natural gas and condensate and was tied-in to the ATCO plant in the area and placed on production February 20, 2005 at four million cubic feet per day (4mmcf/d). The test well was drilled on budget and cost approximately $6,500,000 total when tied-in and placed on production. The Company’s share is 30% ($1,950,000 net). The Company will hold 30% working interest in production from the well through payout reducing then to 19.50%.

(d) Senex Area, Alberta

The Company and its partners have consolidated their acreage holdings at 14 sections (8,960 acres) over this multi-zone prospect which was acquired in a swap of the Skiff Area assets. The acquired properties contained two suspended oil wells which were recompleted and placed on production at an initial monthly average combined rate of over 75 barrels per day (15 barrels net). Three additional wells were drilled and cased in November/December 2004. The Company holds 20% W.I. in two of these new drills and 15% in the third. The Company participated for its 20% share in the 3-D seismic program conducted over the joint lands in January 2005. The seismic program cost $1,700,000 in total ($340,000 net). The 3-D seismic appears very helpful in planning future drilling on this multi-zone prospect.

(e) Sturgeon Lake Area, Alberta

This oil prospect is a well-defined seismic opportunity with projected recoverable reserves of 5 to 10 million barrels. Berkley holds 27.50% working interest in this prospect and it proposes to participate for 15%± of the drilling costs and farm-out the remaining 12.50%. The farmee has completed the purchase of 28.25% W.I. from a third party and now has this project drill-ready, with licensing expected for the second half 2005. The Company’s level of participation in the well costs may be influenced by the surface location obtained by the farmee. The much preferred but more difficult to obtain surface location closer to the bottom-hole target (which is under Sturgeon Lake) would see well costs of about $2.5 million. The fallback location which is more distant from the bottom-hole target would see drilling costs projected at $3.1 million.

Production Acquisitions

As reported throughout 2004, high oil and gas prices have provided the larger oil and gas producers with huge amounts of unbudgeted cash which they are now using to purchase on-line production as well as conduct aggressive drilling programs. This is the first time in several years that conventional oil and gas companies have been able or willing to compete with Income Trust Funds for on-line production. The ever increasing prices paid for on-line production and the threat of increasing interest rates has cooled-down Income Trust Funds to some degree. Also Income Trust Funds must by design, distribute large amounts of their cash to unit holders. These distributions do not seem to be finding their way back to Industry as quickly as in the past thus opening the field to cash strong conventional operators. The Company continues its watch for on-line production that may be found below the radar of both Income Trust Funds and cash strong mid-sized operators; however these opportunities too are very few.

Summary

The Company has been successful in developing new projects which offer significant upside opportunities. The Leduc and Brazeau projects hold promise for meaningful increases in cash flow while the Senex project offers a longer-range exploitation opportunity that could occupy the Company’s attention well into the future. The Crossfield and Sturgeon Lake projects are worthy ventures in their own right, however when these are added to the other projects discussed above, management believes the Company must be seen as having placed itself in a very opportune position to add shareholder value both in the short and long terms. The newly developed opportunities, when added to the Company’s existing asset base, will move the company steadily towards its growth objectives.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material respects, the building achieves breakeven on an operating and cash flow basis. There are no changes foreseen with respect to this segment.

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2004	December 31, 2003	December 31, 2002
Total revenues	866,811	606,133	406,138
Loss for the year	(729,034)	(255,456)	(127,647)
Loss per share	(0.102)	(0.042)	(0.020)
Total Assets	6,759,346	3,615,691	3,829,235
Total Liabilities	2,011,631	847,724	813,302
Working Capital	(1,039,862)	(280,293)	431,740

The significant increase in total assets from 2003 to 2004 was due to the Company developing new oil and gas properties during 2004. This expansion was funded in large part by private placement financing and to a lesser extent short term payables. The result of this created a greater increase in current liabilities than current assets but a significant increase in total asset value.

Results of Operations

Three months ended December 31, 2004 (“Q4-2004”) compared with the three months ended December 31, 2003 (“Q4-2003”).

Oil and Gas

Oil and gas revenue increased approximately 88% to $263,590 for the three month period to December 31, 2004 compared to $139,967 for the same period in 2003. This increase was due both to increased product prices and increased production resulting from the acquisition of a producing property in late 2003 and a new well commenced production in August 2004. The production expenses for the fourth quarter 2004 were higher at $141,969 compared to $49,181 for 2003 and are a direct result of increased production. There was a net loss of $68,444 for the fourth quarter of 2004 whereas there was a net income of $21,479 reported for the same period in 2003. The net loss for the fourth quarter of 2004 is due to annual amortization and depletion amounts being charged to that quarter.

Real estate

Net rental loss was $2,886 for Q4-2004 compared with net loss of $6,746 for Q4-2003, primarily due to fewer repair and maintenance projects required or undertaken, respectively, in the period.

Head office-general and administrative expenses

General and administrative expenses totaled $398,795 for Q4-2004 compared with $119,254 for Q4-2003. The increase in general and administrative expenses of approximately $279,541 is due largely to stock based compensation expense and to a lesser extent increased costs of management and administrative infrastructure in place.

Loss for the period

Loss for the three months ended December 31, 2004 was $471,083 compared with a loss of $145,171 for the three months ended December 31, 2003, an increase of approximately $325,912. The change is primarily due to stock based compensation expense applied in the fourth quarter 2004.

Twelve months ended December 31, 2004 (“YTD-2004”) compared with the twelve months ended December 31, 2003 (“YTD-2003”)

Oil and Gas

In total, net oil and gas income was $187,782 for the twelve months to December 31, 2004, down from $278,147 for the same period for 2003. This was due to higher amortization and depletion charges in 2004. Revenue of $866,811 was up 43% compared to 2003 and was due to both increased production and pricing. Operating costs increased by 71% due primarily to increased production volumes and related production expenses.

Real estate

Rental revenue for YTD-2004 decreased $5,992 from YTD-2003 and net rental loss for
YTD-2004 increased $12,839 from YTD-2003. The changes were due to several larger repair and maintenance projects undertaken during the first three quarters of 2004.

Head office-general and administrative expenses

General and administrative costs for the full twelve months ended December 31, 2004, including the current quarter, were approximately $401,893 higher than YTD-2003, due primarily to the recognition of stock based compensation expense of $273,793 in 2004.

Loss for the period

Loss for the twelve months ended December 31, 2004 was $729,034 compared with $255,456 for the twelve months ended December 31, 2003, a decrease of approximately $473,578. The increase in the loss for the respective periods is due primarily to higher stock based compensation expense and to a lesser extent an increase in professional fees, management and consulting fees.

Summary of Quarterly Results

	2004	2004	2004	2004	2003	2003	2003	2003
	Dec 30	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Period Ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income before general and administration expense	(71,330)	80,922	73,149	$91,917	$139,281	$99,033	$75,031	$110,375

Loss for the year	(471,083)	(160,799)	($77,885)	($19,267)	($149,951)	($68,911)	(34,966)	($1,628)

Basic loss per Share	(0.07)	(0.02)	($0.01)	($0.00)	($0.02)	($0.01)	($0.00)	($0.00)

Diluted loss per Share	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Liquidity

At December 31, 2004 the Company has current assets of approximately $928,739 comprised of cash and accounts receivable, offset by accounts payable of approximately $1,522,545.

Total working capital deficiency at December 31, 2004 is approximately $1,039,862, compared with a working capital deficiency of approximately $280,293 at December 31, 2003.

Total working capital deficiency includes a bank demand loan of approximately $446,056. The Company’s present arrangements with the lender call for monthly payments of $11,900. Management does not anticipate any material change to the repayment arrangements to its principal lender.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $nil has been drawn against at this date.

There have been no material changes in the company’s contractual obligations since its latest fiscal year end, December 31, 2003.

Capital Resources

The Company plans to participate in all five projects as discussed above, with the Company’s interests ranging from 4% to 35%. These projects will be tested under the Cdn. $3.10 million (the Company’s share) drilling and seismic budget previously set for the fourth quarter of 2004 and the first half of 2005. Additional projects are under investigation.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company has had related party transactions in the current period and are described in Note 11 of the December 31, 2004 Annual Financial Statements.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees. In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense. In 2003, the Company did not account for stock based compensation when stock options were granted to employees and directors, however, it disclosed the pro forma effect of the stock based compensation on its financial results. In 2004, the Company adopted the fair value based method of accounting for stock based compensation, as described in Note 2(j). This change has been applied retroactively, however, the financial statements for 2003 have not been restated. Rather, the opening retained earnings for 2004 has been adjusted to reflect the impact of the new accounting policy on the 2003 year. This accounting treatment is in keeping with Canadian generally accepted accounting policies. The effect of this change was to increase the deficit at January 1, 2004 by $30,881 to $594,730.

Effective January 1, 2004, the Company adopted, on a prospective basis, the recommendations of Emerging Issues Committee – 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding decrease to shareholders equity on the date the company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses. This policy has no impact on the December 31, 2004 financial statements. The Company will recognize the tax liability and the decrease in shareholders equity associated with the 2004 flow through shares in the first quarter of the 2005 year.

During the year ended December 31, 2004, the Company granted stock options for the purchase of:

•	40,000 shares, exercisable by September 19, 2008 at a price of $0.74 per share

•	200,000 shares, exercisable by October 19, 2009 at a price of $0.81 per share

•	47,500 shares, exercisable by October 29, 2009 at a price of $0.77

These option grants are all vesting under the terms of the Company’s 2003 Stock Option Plan.

Compensation expense attributable to the year with respect to the newly granted options totaled $18,165, calculated using the Black-Scholes option pricing model with assumptions that were different from those reported in the annual financial statements for 2003. Total compensation expense recorded in the year, including both the newly granted options and previously granted options vesting in the period, totaled $273,793 and in the same amount to contributed surplus.

Outstanding Share Data

The Company’s authorized share capital consists of 100,000,000 common shares without par value of which 9,681,977 are issued and outstanding.

Summary of management incentive options outstanding is as follows:

		Number of Shares
		Remaining Subject
Exercise Price Per Share	Expiry Date	to Options
$0.34	April 25, 2005	197,500

$0.52	September 19, 2008	614,000

$0.57	September 19, 2008	150,000

$0.74	September 19, 2008	27,000

$0.81	October 19, 2009	200,000

$0.77	October 29, 2009	37,500

Summary of share purchase warrants outstanding is as follows:

		Number of
Exercise Price Per Share	Expiry Date	Underlying Shares
$1.10/$1.25	November 10, 2005/2006	241,110

$1.25/$1.50	November 10, 2005/2006	553,750

$1.10/$1.25	November 30, 2005/2006	129,000

$1.25/$1.50	November 30, 2005/2006	319,500

$1.36	December 10, 2006	45,872

Subsequent Events

See note 16 of the audited annual financial statements.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.